NYSE
AN ICE EXCHANGE

April 1, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AT&T Inc., under the Exchange Act of 1934:

- 3.150% Global Notes due 2030
- 3.600% Global Notes due 2033
- 4.050% Global Notes due 2037

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com